Exhibit 99.7

BRF — BRASIL FOODS S.A.

OPINION OF THE FISCAL COUNCIL ON THE INCORPORATION OF THE COMPANIES AVIPAL NE SA and HFF PARTICIAPÇÕES SA BY BRF-BRASIL FOODS S. A.

The Fiscal Council of BRF — Brasil Foods S.A., pursuant to its legal and statutory functions, having examined the “Protocol and Justification of Merger of companies Avipal Northeast S. A. HFF Holdings SA and the BRF - Foods Brasil SA and Appraisal Report Avipal Nordeste SA and HFF Holdings SA, prepared by KPMG Independent Auditors S/C, is of the opinion that the parts referred to adequately reflect the assets and economic - financial companies and being suitable for approval by the General Shareholders’ Meeting.

São Paulo, March 12, 2010

Attilio Guaspari	Jorge Kalache

Osvaldo Roberto Nieto